UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CITIGROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	52-1568099
(State of incorporation or organization)	(I.R.S. Employer Identification Number)
399 Park Avenue, New York, New York	10043
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Series R Participating Preferred Cumulative Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐  __________

Securities Act registration statement file number to which this form relates:  None.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered.

On June 9, 2009, the board of directors of Citigroup adopted a Tax Benefits Preservation Plan (the “Plan”).  The purpose of the Plan is to protect Citigroup’s ability to utilize certain tax assets, such as net operating loss carryforwards and tax credits (the “Tax Benefits”), to offset future income.  Citigroup’s use of the Tax Benefits in the future could be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes.  In general, an “ownership change” will occur if there is a cumulative change in Citigroup’s ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Plan is designed to reduce the likelihood that Citigroup will experience an ownership change by (i) discouraging any person or group from becoming a “5-percent shareholder” and (ii) discouraging any existing “5-percent shareholder” from acquiring more than a specified number of additional shares of Citigroup stock.  There is no guarantee, however, that the Plan will prevent Citigroup from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments), provided that the annual limitation would be increased each year to the extent that there is an unused limitation in a prior year.  The limitation arising from an ownership change on Citigroup’s ability to utilize the Tax Benefits depends on the value of Citigroup’s stock at the time of the ownership change.  If Citigroup’s Tax Benefits are subject to limitation because it experiences an ownership change, depending on the value of Citigroup’s stock at the time of the ownership change, Citigroup’s tangible common equity might be reduced.

After giving careful consideration to this issue, in light of the previously announced exchange offers, Citigroup’s board of directors has concluded that the Plan is in the best interests of Citigroup and its stockholders.

In connection with the adoption of the Plan, on June 9, 2009, Citigroup’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding (i) share of Citigroup’s common stock and (ii) one-millionth of a share of the Series M preferred stock (as described below, the “Interim Securities”).  The dividend will be payable to holders of record of Citigroup’s common stock and Interim Securities on June 22, 2009 (the “Record Date”).

Each Right will initially represent the right to purchase, for $20.00 (the “Purchase Price”), one one-millionth of a share of Series R Cumulative Participating Preferred Stock, par value $1.00 per share (the “Series R Preferred Stock”).  The terms and conditions of the Rights are set forth in the Plan.

The Rights will not be exercisable until the earlier of (i) the close of business on the 10th business day after the date (the “Stock Acquisition Date”) of the announcement that a person has become an Acquiring Person (as defined below) and (ii) the close of business on the 10th business day (or such later day as may be designated by Citigroup’s board of directors before any person has become an Acquiring Person (as defined below)) after the date of the commencement of a tender or exchange offer by any person which could, if consummated, result in such person becoming an Acquiring Person (as defined below).  The date that the Rights become exercisable is referred to as the “Distribution Date.”

After any person has become an Acquiring Person (as defined below) (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person), each Right will generally entitle the holder to purchase for the Purchase Price a number of shares of Series R Preferred Stock having a market value of twice the Purchase Price.

An “Acquiring Person” means, in general, any person or group that has become a “5-percent shareholder” of Citigroup, other than (A) Citigroup or any subsidiary or employee benefit plan or compensation arrangement of Citigroup; (B) the United States government; (C) certain existing “5-percent shareholders” (including certain persons who are “5-percent shareholders” following the previously announced exchange offers with Citigroup) so long as each such shareholder does not acquire more than a specified number of additional shares of Citigroup’s stock; (D) certain other “grandfathered persons” (as described in the Plan), so long as such “grandfathered persons”

satisfy the applicable requirements in the Plan; (E) any person or group that Citigroup’s board of directors determines, in its sole discretion, has inadvertently become a “5-percent shareholder” (or inadvertently failed to continue to qualify as a “grandfathered person”), so long as such person or group promptly divests sufficient shares so as to no longer own 5% of Citigroup’s stock; (F) any person or group that has become a “5-percent shareholder” (or failed to qualify as a “grandfathered person”) solely as a result of certain “in-kind distributions,” so long as such person or group satisfies the applicable requirements set forth in the Plan; (G) any person or group that Citigroup’s board of directors determines, in its sole discretion, has not jeopardized or endangered Citigroup’s utilization of its Tax Benefits, so long as each such shareholder does not acquire any additional shares of Citigroup’s stock and so long as our board of directors does not, in its sole discretion, make a contrary determination; and (H) any person that acquires at least a majority of Citigroup’s common stock (and, for so long as the Interim Securities remain outstanding, at least a majority of the Interim Securities) in connection with an offer to acquire 100% of Citigroup’s common stock then outstanding (and, for so long as the Interim Securities remain outstanding, 100% of the Interim Securities).

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Citigroup’s common stock), Citigroup’s board of directors may generally exchange all or part of the Rights (other than Rights beneficially owned under certain U.S. tax rules by an Acquiring Person) for shares of Series R Preferred Stock at an exchange ratio of one one-millionth of a share of Series R Preferred Stock per Right.

The issuance of the Rights is not taxable to holders of Citigroup’s common stock or Interim Securities for U.S. federal income tax purposes.

Upon conversion of the Interim Securities into common stock, any Rights associated with such Interim Securities will be extinguished and the common stock issued upon such conversion will be issued with Rights attached thereto.

Citigroup’s board of directors may redeem all of the Rights at a price of $0.00001 per Right at any time before a Distribution Date.

Prior to the Distribution Date, the Rights will be evidenced by the certificates for (or current ownership statements issued with respect to uncertificated shares in lieu of certificates for) and will be transferred with, Citigroup’s common stock and Interim Securities, and the registered holders of Citigroup’s common stock and Interim Securities will be deemed to be the registered holders of the Rights.  After the Distribution Date, the rights agent will mail separate certificates evidencing the Rights to each record holder of Citigroup’s common stock and Interim Securities as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from Citigroup’s common stock and Interim Securities.  The Rights will expire on June 10, 2012, unless earlier exchanged or redeemed.

At any time prior to the Distribution Date, the Plan may be amended in any respect.  At any time after the occurrence of a Distribution Date, the Plan may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person).

A Rights holder has no rights as a stockholder of Citigroup, including the right to vote and to receive dividends.

The Plan includes antidilution provisions designed to maintain the effectiveness of the Rights.

The above summary of the Plan is qualified by the full text of the Plan being filed as Exhibit 4.1 to this Form 8-A and incorporated herein by reference in its entirety.

Item 2.  Exhibits.

Exhibit No.	Description of Exhibit
4.1
Tax Benefits Preservation Plan, dated as of June 9, 2009, between Citigroup Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designation of Series R Participating Cumulative Preferred Stock of Citigroup Inc. as Exhibit A, the Summary of Terms of the Rights Agreement as Exhibit B and the Form of Right Certificate as Exhibit C

99.1	Letter to be sent to the Stockholders of Citigroup Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CITIGROUP INC.

By:	/s/ Eric Aboaf
	Name:	Eric Aboaf
	Title:	Treasurer

June 10, 2009